Exhibit 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERING CONSULTANTS

We refer to our report entitled “Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor” dated                , 2007 evaluating the reserves attributable to Canadian Superior Energy Inc. (the “Company”) as of December 31, 2006 (the “Report”).

We hereby consent to references to our name and to the Report in the Company’s Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. We also confirm that we have read the Annual Information Form included in the Annual Report on Form 40-F and that we have no reason to believe that there are any misrepresentations in the information contained in it that are derived from the Report or that are within our knowledge as a result of the services we performed in connection with the Report.  We also consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-137035) of the Report.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Dana B. Laustsen

Dana B. Laustsen, P. Eng.
Executive Vice-President

Calgary, Alberta
March    , 2007